

May 7, 2025

James Chae
Chief Executive Officer
Yoshiharu Global Co.
596 Apollo St.
Brea, CA 90821

   Re: Yoshiharu Global Co.
     Registration Statement on Form S-1
     Filed April 30, 2025
     File No. 333-286877

Dear James Chae:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Rebekah Reed at 202-551-5332 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Alexandria Kane